August 13, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian R. Cascio

Re:	Entorian Technologies Inc.
Form 10-K for the year ended December 31, 2007
File No. 0-50553

Dear Mr. Cascio:

I am writing in response to your letter dated July 21, 2008, regarding the subject matter set forth above. I have numbered my responses to correspond to the numbers in your letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

SEC Comment:

Overview, page 35

1.	In your applicable future filings, please expand your “Overview” section to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluation the company’s financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350 on our website.

Entorian Reply:

We will expand our “Overview” section of applicable future filings.

Liquidity and Capital Resources, page 41

SEC Comment:

2.	In your future filings, as applicable, please disclose the types and amounts of the auction rate securities that you hold. For example, disclose whether the securities that you hold were issued by municipalities, closed-end funds, student-loan trusts, collateralized debt obligations or otherwise. Please also disclose how the interest, if any, you receive on those securities is determined if the auctions related to those securities continue to fail. In addition, disclose the nature of the guarantee provided by the Federal Family Education Loan Program.

Entorian Reply:

We will provide this information in our future filings.

Critical Accounting Estimates – Revenue Recognition and Presentation, page 42

SEC Comment:

3.	Please tell us and revise future filings to disclose your accounting policy for sales of consigned inventory, including how these transactions are reflected in your financial statements. In addition, tell us whether your initial license fees are non-refundable.

Entorian Reply:

Inventory is consigned to us from suppliers for resale to customers. We have the right to return the consigned inventory to the supplier, and we are not liable to the supplier until the inventory has been sold to a customer. The cost paid to the supplier is a percentage of the eventual sales price.

When a sale of the consigned inventory is completed and the customer has taken receipt of the consigned goods and payment is reasonably assured, we record a receivable from the customer and a liability to the supplier. The revenue from the sale, net of the cost of the inventory, is reported as product revenue in the income statement.

Our initial license fees are non-refundable, which disclosure we will add to our future filings.

Item 11.	Executive Compensation, Proxy starting on page 19

Base Salary, Proxy page 19

SEC Comment:

4.

We note from your discussion on page 19 of the proxy statement that you have incorporated by reference, that you disclose that salary is based periodically on “performance for the year” and the “competitive marketplace for individuals in comparable positions.” In future filings, disclose in greater detail the elements of performance that are taken into account in setting the base salary levels of your named executive officers. The revised disclosure should discuss how and why your chief executive officer’s compensation differs from that of the other named executive officers. Also, identify the companies in the “competitive marketplace” upon which your compensation committee focused. Explain what factors you considered in determining which companies to focus upon.

Entorian Reply:

We will provide this information in our future filings.

Variable-Performance Awards, Proxy page 20

SEC Comment:

5.	We note from your discussion on pages 20-21 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific goals and targets to be achieved in order for your named executive officers to earn their respective variable-performance awards. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific goals and targets, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be to achieve the goals or targets or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Entorian Reply:

We will provide this information in our future filings.

Long-Term Incentives, Proxy page 21

SEC Comment:

6.

We note from your discussion on page 21 of the proxy statement that you have incorporated by reference into your Form 10-K that you refer to various factors in setting the size of the equity grants to executive officers. In your future filings, as applicable, please include substantive analysis and insight into how the Compensation Committee made its equity grant determinations with respect to each named executive officer. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual amount of the equity grants that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Entorian Reply:

We will provide this information in our future filings.

Financial Statements

Note 1. Cash and Cash Equivalents, page 53

SEC Comment:

7.	Please tell us the nature of your variable rate demand note securities with hard put features and how these qualify as cash equivalents. In addition, tell us about your securities with hard put features where the brokers hold the obligation.

Entorian Reply:

Our variable rate demand notes at December 31, 2007, had five-to-seven day put features and could be put to the original issuer. As of February 29, 2008, we successfully exercised the put feature on all of our variable rate demand notes. We no longer hold any variable rate demand notes.

Note 3. Southland Acquisition, page 60

SEC Comment:

8.	We note the discussion on page 60 that the total purchase price was allocated to identifiable assets and liabilities based on management’s estimate and an independent valuation. Please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with the referenced valuation. While in future filings you (management) may elect to take full responsibility for valuing the assets and liabilities of the acquired entity, if you choose to continue to refer to the expert in any capacity, you may need to revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intent to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Entorian Reply:

We retained CBIZ Valuation Group, LLC to prepare a valuation analysis to determine the fair value of certain tangible and intangible assets including the furniture, fixtures and equipment, the customer relationships, certain covenants not to compete, and the Southland Micro Systems trade name associated with the acquisition. The valuation was conducted for financial reporting purposes to comply with the requirements of SFAS 141. We agreed with CBIZ that the customer relationships, non-competes, and trade name were the intangible assets of material value that were identifiable and recognizable apart from goodwill. After a review by management of CBIZ’s valuation methods, we adopted the values they assigned to the assets and incorporated those values into our financial reporting.

Controls and Procedures, page 73

SEC Comment:

9.	If does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Sine you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•

The commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/interp/2007/33-8809.pdf; and

•

the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 16(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://www.sec.gov/rules/interp/2007-8810.pdf; and

•	the “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: http://www.sec.gov/info/smallbus/404guied.shtml.

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Entorian Reply:

We did perform an assessment of internal control over financial reporting as of December 31, 2007 and believed that we had provided sufficient disclosure. We are amending our Form 10-K to add the following disclosure to the end of Section 9A:

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Controls – Integrated Framwork. Based on this assessment, we believe that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria. As set forth in more detail above in this Item 9A, our assessment excludes our Southland subsidiary, because we acquired it in the second half of 2007.

Exhibits 31.1 and 31.2

SEC Comment:

10.	We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Entorian Reply:

We are amending our 10-K to reflect these changes.

SEC Comment:

11.	In addition, we note that the certifications are not in the exact form required by Exchange Act Rule 13a-14(a). For example, we note that you (1) replaced “registrant’s” with

“Company’s” and (2) deleted the language “(or persons performing the equivalent functions)” in the introductory language in paragraph 5. Please revise to use the exact language as specified in Item 601(b)(31) of Regulation S-K.

Entorian Reply:

We are amending our 10-K to reflect these changes.

SEC Comment:

12.	Please revise Exhibits 32 to refer to the fiscal year ended December 21, 2007.

Entorian Reply:

We are amending our 10-K to reflect these changes.

Form 10-Q for the Quarter Ended March 31, 2008

Results of Operations, pages 13 and 14

SEC Comment:

13.	In future filings, please discuss the reason that costs of product revenues exceeded product revenues. You should also discuss management’s efforts to eliminate the gross loss.

Entorian Reply:

We will provide this information in our future filings.

Financial Statements

Note 2 Recently Effective Accounting Standards, page 7

SEC Comment:

14.	In future filings, please clarify your disclosures for your auction rate securities by explaining the pricing model and significant assumptions used in the valuation, such as discount rates, interest rates, illiquidity adjustments, and other significant assumptions. Please describe the inputs and the information used to develop the inputs, as required by paragraph 33c of SFAS 157. Also, please disclose the maximum contractual default rate and the current interest rate on these securities at the end of each period.

Entorian Reply:

We will provide this information in our future filings.

15.	We note that your impairment to the fair value of your auction rate securities was deemed temporary and that you recorded an unrealized loss within other comprehensive income (loss). We also note the discussion that you cannot predict how long these securities will remain illiquid or whether you will be able to liquidate them prior to maturity. Please tell us and revise future filings to disclose how you determined that the impairment was temporary and why you did not consider the impairment to be other than temporary. Your response should address your intent and ability to hold these securities for a period of time sufficient to allow for any anticipated recovery in market value. Please refer to SAB Topic 5:M and paragraph 15 of SFAS 115.

Entorian Reply:

Due to the facilities defaulting to a higher rate of interest, we believe the issuers of the notes will be motivated to refinance their obligations. Our ability to hold these notes is based on our cash equivalents in excess of $17 million after the Augmentix acquisition. Historically, we have not experienced large cash outlays for items other than the two acquisitions we have completed over the past year. In addition, the investment firm through which we hold our ARS has notified us that it will be redeeming auction rate securities at par value over a two-year period, beginning in the fourth quarter of 2008, and for clients with immediate liquidity needs, it will be providing loans for up to 100% of the par value of the auction rate securities. At this time, we intend to hold the investments to minimize our losses.

SEC Comment:

16.	In future filings, please discuss the problems being experienced in the auction rate market that have resulted in these investments becoming illiquid in the first quarter of 2008. For example, discuss the failed auctions that occurred during the quarter and the impact that this had on the liquidity of these securities.

Entorian Reply:

We will provide this information in our future filings.

SEC Comment:

17.	Please tell us whether you have realized any gains or losses from the sales of these securities. If you have, please indicate whether you sold these securities at a price discounted from the price you originally paid for the securities.

Entorian Reply:

As of the date hereof, we have not sold any of our auction rate securities, and therefore have not recorded any realized gains or losses associated with these securities.

SEC Comment:

18.	In future filings, please disclose whether you have collected all interest payable on your auction rate securities and whether you expect to continue to do so in the future.

Entorian Reply:

We will provide this information in our future filings.

Management’s Discussion and Analysis

Quantitative and Qualitative Disclosures About Market Risk, page 19

SEC Comment:

19.	In future filings, please disclose your exposure to auction rate securities and the associated risks with these securities.

Entorian Reply:

We will provide this information in our future filings.

Form 8-K Filed November 14, 2007

Note 9. Restatement, page 14

SEC Comment:

20.	Please tell us where you have provided the disclosures required by paragraph 26 of SFAS 154 for the correction of the errors in the financial statements of Southland Micro Systems included in the Form 8-K filed November 14, 2007. In addition, tell us why the financial statements have not been labeled restated.

Entorian Reply:

The change in Southland’s financial statements had no effect on Entorian’s previously issued financial statements, financial statement line items, earnings per share, retained earnings, or any component of equity or net assets, for any period, so we were unable to identify any additional disclosures that would be required in Entorian’s financial statements.

We discussed labeling Southland’s financials with their pre-acquisition auditors, and they noted that prior distribution of Southland’s compiled financials was limited to Southland’s bank and to the owners, who worked in the business. The auditors reissued the revised historical financials to those parties and provided the unlabeled financials for inclusion in the 8-K/A.

Form 8-K filed July 16, 2008

SEC Comment:

21.	Please tell us whether the acquisition of Augmentix meets the requirements of Rule 8-04 of Regulation S-X to provide financial statement of the acquired business. If so, please tell us when you will file the financial statements and pro forma financial information required by Rule 8-04 and 8-05 of Regulation S-X.

Entorian Reply:

Our understanding is that we are, within 75 days of the transaction, required to provide one year of audited financials for Augmentix dated December 31, 2007, and present pro forma financial information for the 12 months ended December 31, 2007 and the six months ended June 30, 2008, or as of December 31, 2007 and June 30, 2008, as appropriate. We will provide this information as required.

SEC Comment:

22.	We read that concurrent with the acquisition, you have appointed to your board Krishna Srinivasan, a founding board member of Augmentix. We also note that Mr. Srinivasan is a partner with Austin Ventures, your majority shareholder. Please tell us whether there are any affiliations with Augmentix or Austin Ventures that will impact your accounting for this acquisition.

Entorian Reply:

We are currently evaluating the accounting for the Augmentix acquisition and the accounting impact of Austin Venture’s ownership in both companies.

We acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the U.S.

We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

If you have any questions or comments, please do not hesitate to contact me at 512/454-9531, ext. 222, or Stephanie Lucie, Entorian’s General Counsel, at 512/454-9531, ext. 228.

Sincerely,

/s/ W. Kirk Patterson
W. Kirk Patterson SVP and Chief Financial Officer